--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2)

                                ----------------

                             COMPTEK RESEARCH, INC.
                           (Name of Subject Company)

                                ----------------

                           YAVAPAI ACQUISITION CORP.
                          NORTHROP GRUMMAN CORPORATION
                        (Name of Filing Person--Offeror)

                                ----------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                ----------------

                                   666807102
                     (CUSIP Number of Class of Securities)

                                ----------------

                                 John H. Mullan
                     Corporate Vice President and Secretary
                             1840 Century Park East
                         Los Angeles, California 90067
                                 (310) 553-6262
                 (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                ----------------

                                                   Copies to:

           Charles M. Nathan                   Christopher A. Head             James R. Tanenbaum
         Thomas W. Christopher               Comptek Research, Inc.            Richard S. Forman
Fried, Frank, Harris, Shriver & Jacobson        2732 Transit Road        Stroock & Stroock & Lavan LLP
           One New York Plaza                Buffalo, New York 14224            180 Maiden Lane
        New York, New York 10004                 (716) 677-4070             New York, New York 10038
             (212) 859-8000                                                      (212) 806-5400

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[_]issuer tender offer subject to Rule 13e-4.

[_]going-private transaction subject to Rule 13e-3.

[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Northrop Grumman Corporation, a Delaware corporation ("Northrop Grumman"), and Yavapai Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Northrop Grumman ("Yavapai"), on July 6, 2000, as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO (the "Schedule TO"), relating to the offer (the "Offer") by Northrop Grumman through Yavapai, to exchange that number of shares of common stock, par value $1.00 per share (together with the associated preferred stock purchase rights, the "Northrop Grumman Shares") of Northrop Grumman for each issued and outstanding share of common stock, par value $.02 per share (together with the associated preferred stock purchase rights, the "Comptek Shares"), of Comptek Research, Inc., a New York corporation ("Comptek"), based on the exchange ratio described in the Prospectus (as defined below).

  The Offer is made pursuant to an Agreement and Plan of Merger, dated as of June 12, 2000, as amended (the "Merger Agreement") among Northrop Grumman, Yavapai and Comptek which contemplates a business combination of Comptek and Northrop Grumman (the "Merger"). Northrop Grumman has filed a registration statement with the Securities and Exchange Commission on Form S-4, as amended, that become effective on August 23, 2000, relating to the Northrop Grumman Shares to be issued to shareholders of Comptek in the Offer and the Merger (the "Registration Statement"). The terms and conditions of the Offer and the Merger are set forth in the prospectus which is a part of the Registration Statement (the "Prospectus") and the related Letter of Transmittal, which are Exhibits
(a)(1) and (a)(2), respectively, hereto.

  All of the information in the Prospectus and the related Letter of Transmittal, and any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the Securities and Exchange Commission by Northrop Grumman, is hereby incorporated by reference in answer to Items 2 through 11 of this Schedule TO.


Item 11

  The Offer terminated at midnight, New York City time, on August 23, 2000. In the offer, 5,876,389 of Comptek Shares were validly tendered and not withdrawn. On August 24, 2000, Northrop Grumman and Yavapai accepted for purchase and payment all Comptek Shares validly tendered and not withdrawn prior to midnight, New York City time, on August 23, 2000.

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2000

                                          Yavapai Acquisition Corp.

                                                   /s/ John H. Mullan
                                          By: _________________________________
                                            Name: John H. Mullan
                                            Title: Secretary

                                          Northrop Grumman Corporation

                                                   /s/ John H. Mullan
                                          By: _________________________________
                                            Name: John H. Mullan
                                            Title: Corporate Vice President
                                             and Secretary